SECURITIES AND EXCHANGE COMMISSION

Release No. IC-30700; File No. 812-14108

Variable Insurance Trust, <u>et</u> <u>al</u>.; Notice of Application

September 24, 2013

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an exemption pursuant to Section 6(c) of the Investment

Company Act of 1940, as amended (the "Act"), seeking exemptions from Sections 9(a), 13(a),

15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder.

<u>Applicants</u>: Variable Insurance Trust (the "Fund") and MFund Services LLC ("MFund")

(collectively, "Applicants").

<u>Summary of Application</u>: Applicants request an order pursuant to Section 6(c) of the Act

granting exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Act and

Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a life insurance company

separate account supporting variable life insurance contracts ("VLI Accounts") holds shares of

an existing portfolio of the Fund or any other "Insurance Fund," as defined below (collectively,

the "Insurance Funds"), and one or more of the following other types of investors also hold

shares of the Insurance Funds: (i) separate accounts registered as investment companies or

separate accounts that are not registered as investment companies under the Act pursuant to

exemptions from registration under Section 3(c) of the Act that fund variable annuity contracts

("VA Accounts") and VLI Accounts (VA Accounts and VLI Accounts together "Separate

Accounts") issued by both affiliated life insurance companies and unaffiliated life insurance

companies ("Participating Insurance Companies"); (ii) trustees of qualified group pension or group retirement plans ("Qualified Plans") outside the Separate Account context; (iii) investment adviser(s) or affiliated person(s) of the investment adviser(s) to a series of an Insurance Fund (the "Adviser"), for the purpose of providing seed capital to a series of an Insurance Fund; and (iv) any general account of an insurance company depositor of VA Accounts and/or VLI Accounts ("General Accounts"). An Insurance Fund is any investment company (or investment portfolio or series thereof), including an existing portfolio of the Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which an Applicant or its affiliates serve or may serve in the future as investment advisers, investment subadvisers, investment managers, administrators, principal underwriters or sponsors.

Filing Date: The application was filed on January 7, 2013, and amended and restated on July 23, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 21, 2013, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Jerry Szilagyi, MFund Services LLC, 22 High Street, Huntington, NY 11743 and Jerry Szilagyi, Variable Insurance Trust, 5 Abbington Drive, Lloyd Harbor, NY

11743. Copy to JoAnn Strasser, Esq., Thompson Hine LLP, 41 South High Street, Suite 1700,

Columbus, OH 43215.

For Further Information Contact: Mark Cowan, Senior Counsel, or Michael Kosoff, Branch

Chief, Insured Investments Office, Division of Investment Management at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search.htm, or by calling

(202) 551-8090.

Applicants' Representations:

      1.   The Fund is registered under the Act as an open-end management investment

company (File No. 811-22512) and is currently comprised of four portfolios, one of which, the

Vice Fund Portfolio, is registered under the Securities Act of 1933 on Form N-1A. The Fund

may establish additional portfolios and classes of shares of each portfolio in the future. Shares of

the Fund will not be offered to the general public.

      2.   MFund provides management and administrative services to the Fund and other

portfolios, subject to the supervision of the applicable Board.

      3.   The Fund proposes, and other Insurance Funds may in the future, offer and sell

Shares to Separate Accounts of various Participating Insurance Companies as an investment

medium to support variable life contracts ("VLI Contracts") and variable annuity contracts ("VA

Contracts") (collectively, "Variable Contracts") issued through such Separate Accounts.   Each

Separate Account is, or will be, established as a segregated asset account by a Participating

Insurance Company pursuant to the insurance law of the insurance company's state of domicile.

If a Separate Account is registered as an investment company under the Act, or is exempt from such registration under Section 3(c) of the Act, it will be a "separate account" as defined in Rule 0-1(e) (or any successor rule) under the Act. For purposes of the Act, the Participating Insurance Company that establishes such a Separate Account is the depositor and sponsor of the account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts. Each Participating Insurance Company may rely on Rule 6e-2 or Rule 6e- 3(T) under the Act.

4.   The Insurance Funds will sell shares to Separate Accounts only if each Participating Insurance Company sponsoring a Separate Account enters into a participation agreement (a "Participation Agreement") with such Insurance Fund. The Participation Agreement will govern participation by the Participating Insurance Company in such Insurance Fund and will memorialize, among other matters, the fact that the Participating Insurance Company will remain responsible for establishing and maintaining any Separate Account covered by the Participation Agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the sale and distribution of Variable Contracts issued through such accounts. The role of the Insurance Funds under this arrangement insofar as federal securities laws are applicable, will consist of offering shares to the Separate Accounts and fulfilling any conditions that the Commission may impose upon granting the requested order.

5.   The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that that are affiliated

persons of each other, is referred to as "mixed funding." The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of the two or more Participating Insurance Companies that are not affiliated persons of each other, is referred to as "shared funding."

6. Applicants propose that the Insurance Fund**s** also be permitted to offer and/or sell Shares directly to Qualified Plans and to the Insurance Fund's Adviser or General Account of Participating Insurance Companies.

8. The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, investment advisers, a General Account and Qualified Plans is referred to herein as "extended mixed funding."

Applicants' Legal Analysis:

1. Section 9(a)(2) of the Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company's shares.

2. Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act provide partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting certain VLI Contracts and to their life insurance company depositors under limited circumstances, as described in the application. VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) if shares of the

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Fund are held by a VLI Account through which certain VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated Adviser, any VA Account, a Qualified Plan or a General Account. Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, in cases where VLI Account holds Shares of an Insurance Fund and one or more of the following types of investors also hold such Shares: (i) VA Accounts and VLI Accounts issued by both affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) a portfolio's Adviser for the purpose of providing seed capital to a portfolio; and (iv) General Accounts.

3.   Applicants maintain that there is no policy reason for the sale of Shares to Qualified Plans, Advisers and General Accounts to prohibit or otherwise limit a VLI Account and its Participating Insurance Company depositor from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) just because Shares are held by Qualified Plans, Advisers or General Accounts. Notwithstanding, Rule 6e-2 and Rule 6e-3(T) each specifically provide that the relief granted thereunder is available only where shares of the underlying fund are offered *exclusively* to insurance company separate accounts. In this regard, Applicants request exemptive relief to the extent necessary to permit Shares to be sold to Qualified Plans, Advisers and General Accounts while allowing Participating Insurance Companies and their VA Accounts and VLI Accounts to enjoy the benefits of the relief granted under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15). Applicants note that if the Insurance Funds were to sell their shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary. The relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to qualified

pension and retirement plans or to a registered investment company's ability to sell its shares to such plans.

4.   Applicants are not aware of any reason for excluding separate accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Insurance Funds also may sell their Shares to Qualified Plans, Advisers and General Accounts. Rather, Applicants assert that the proposed sale of Shares to these purchasers, in fact, may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

5.   Applicants have concluded, as explained in more detail below, that investment by Qualified Plans, Advisers and General Accounts in the Insurance Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

6.   Consistent with the Commission's authority under Section 6(c) of the Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of VLI Accounts investing in shares of existing and future portfolios of Insurance Funds, their Participating Insurance Company depositors and their principal underwriters that currently invest in or in the future will invest in the Fund.

7.   Section 6(c) of the Act provides, in part, that the Commission, by order upon

application, may conditionally or unconditionally exempt any person, security or transaction or

class or classes of any person, security or transaction from any provision or provisions of the

Act, or the rules or regulations thereunder, if and to the extent that such exemption is necessary

or appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act. The Applicants submit that the

exemptions requested are appropriate and in the public interest, consistent with the protection of

investors, and consistent with the purposes fairly intended by the policy and provisions of the

Act.

8.   Section 9(a)(3) of the Act provides, among other things, that it is unlawful for any

company to serve as investment adviser or principal underwriter of any registered open-end

investment company if an affiliated person of that company is subject to disqualification

enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i)

and (ii) under the Act provide exemptions from Section 9(a) under certain circumstances, subject

to the limitations discussed above on mixed funding, extended mixed funding and shared

funding. These exemptions limit the application of the eligibility restrictions to affiliated

individuals or companies that directly participate in management of the underlying investment

company.

9.   Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the Act provide exemptions

from pass-through voting requirements with respect to several significant matters, assuming the

limitations on mixed funding, extended mixed funding and shared funding are observed. Rules

6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and(b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).

10. The Applicants represent that the sale of Shares to Qualified Plans, the Adviser or General Account will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Qualified Plans will be held by such Plans, not insurance companies. The exercise of voting rights by Qualified Plans, whether by trustees, other fiduciaries, participants, beneficiaries, or investment managers engaged by the Qualified Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Qualified Plans, which are not registered as investment companies under the Act, there is no requirement to pass through voting rights to Qualified Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Qualified Plan assets to certain specified persons as discussed in the application.

11. Similarly, the Adviser to an Insurance Fund and the General Accounts of Participating Insurance Companies are not subject to any pass-through voting requirements. Accordingly, unlike the circumstances surrounding VLI Account and VA Account investments in portfolio shares, Applicants represent that investment in such shares by Qualified Plans would not raise issues respecting resolution of material irreconcilable conflicts of interest with respect to voting. Consequently, the Funds may not sell their shares to the public.

12. Applicants assert that the rights of an insurance company on its own initiative or on instructions from a state insurance regulator to disregard the voting instructions of owners of

Variable Contracts is not inconsistent with either mixed funding or shared funding. Applicants state that The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the "NAIC Model Regulation") suggests that it is unlikely that insurance regulators would find an underlying fund's investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.

13. Applicants assert that shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulatory body could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem. Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act permit. Applicants note that affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator's decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant portfolio. This requirement will be provided for in the Participation Agreement that will be entered into by Participating Insurance Companies with an Insurance Fund.

14.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulator over VLI Accounts and VA Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Applicants state that affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) under the Act that the Participating Insurance Company's disregard of voting instructions be reasonable and based on specific good faith determinations.

15.   Applicants state that a particular Participating Insurance Company's disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company's action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company's judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the Insurance Fund's election, to withdraw its VLI Accounts and VA Accounts' investments in the relevant portfolio. No charge or penalty will be imposed as a result of such withdrawal. This

requirement will be provided for in the Participation Agreement entered into between the

Participating Insurance Company and the Insurance Fund.

16.   Applicants assert that there is no reason why the investment policies of a portfolio

would or should be materially different from what these policies would or should be if the

portfolio supported only VLI Accounts or VA Accounts, whether flexible premium or scheduled

premium VLI Contracts.

17.   Applicants represent that each portfolio will be managed to attempt to achieve its

specified investment objective, and not favor or disfavor any particular Participating Insurance

Company or type of insurance contact. There is no reason to believe that different features of

various types of Variable Contracts will lead to different investment policies for each or for

different Separate Accounts. The sale of all Variable Contracts and ultimate success of all

Separate Accounts depends, at least in part, on satisfactory investment performance, which

provides an incentive for each Participating Insurance Company to seek optimal investment

performance.

18.   Furthermore, Applicants state that no single investment strategy can be identified

as appropriate to a particular Variable Contract. Each "pool" of VLI Contract and VA Contract

owners is composed of individuals of diverse financial status, age, insurance needs and

investment goals. A portfolio supporting even one type of Variable Contract must accommodate

these diverse factors in order to attract and retain purchasers. Permitting mixed and shared

funding will provide economic support for the continuation of the portfolios. Mixed and shared

funding will broaden the base of potential Variable Contract owners, which may facilitate the

establishment of additional portfolios serving diverse goals.

19.   Applicants do not believe that the sale of the Shares to Qualified Plans, Advisers or General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve potential conflicts consistent with the best interests of Variable Contract owners and participants in Qualified Plans.

20.   Applicants considered whether there are any issues raised under the Internal Revenue Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, VLI Accounts, VA Accounts, Advisers and General Accounts all invest in the same portfolio. Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if Qualified Plans, Advisers, General Accounts, VLI Accounts and VA Accounts all invest in the same portfolio. Applicants note that, while there are differences in the manner in which distributions from VLI Accounts and Qualified Plans are taxed, these differences have no impact on the portfolios.

21.   Applicants considered whether it is possible to provide an equitable means of giving voting rights to VLI Contract owners and to Qualified Plans. In connection with any meeting of an Insurance Fund shareholders, the relevant transfer agent will inform each Participating Insurance Company, Adviser and Qualified Plan of their share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts as required by Rules 6e-2 and 6e-3(T), or

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Section 12(d)(1)(E)(iii)(aa) of the Act, as applicable, and its Participation Agreement with an Insurance Fund. Shares held by a General Account of a Participating Insurance Company will be voted by the Participating Insurance Company in the same proportion as shares for which it receives voting instructions from its Variable Contract owners. Shares held by Qualified Plans will be voted in accordance with applicable law. The voting rights provided to Qualified Plans with respect to the shares would be no different from the voting rights that are provided to Qualified Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the Insurance Fund, to withdraw its investment in a portfolio, and no charge or penalty will be imposed as a result of such withdrawal.

      22.   Applicants do not believe that the ability of an Insurance Fund to sell Shares directly to its Adviser, Qualified Plans, or a General Account of a Participating Insurance Company gives rise to a senior security. "Senior Security" is defined in Section 18(g) of the Act to include "any stock of a class having priority over any other class as to distribution of assets or payment of dividends." As noted above, regardless of the rights and benefits of participants under Qualified Plans and owners of VLI Contracts, VLI Accounts, VA Accounts, Participating Insurance Companies, Qualified Plans, General Accounts and the Adviser, only have, or will only have, rights with respect to their respective Shares. These parties can only redeem such Shares at net asset value. No shareholder of a portfolio has any preference over any other shareholder with respect to distribution of assets or payment of dividends.

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23.   Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to portfolio investment objectives approved by owners of VLI Contracts creates conflicts between the interests of such owners and the interests of Qualified Plan participants. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

24.   Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a portfolio held by their VLI Accounts, the Qualified Plans and the participants in participant-directed Qualified Plans can make decisions quickly and redeem their Shares and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Qualified Plans, hold cash pending suitable investment. As a result, conflicts between the interests of VLI Contract owners and the interests of Qualified Plans and Qualified Plan participants can usually be resolved quickly since the Qualified Plans can, on their own, redeem their Shares.

25.   Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of participants in the Qualified Plans and VLI Contract owners (or for that matter, VA Contract owners) and Qualified Plan participants from future changes in the federal tax laws than that which already exists between Variable Contract owners.

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26.   Applicants believe that the discussion contained in the application demonstrates that the sale of shares to Qualified Plans does not increase the risk of material irreconcilable conflicts of interest between the interests of Qualified Plan participants and VLI Contract owners or other investors. Further, Applicants submit that the use of a portfolio with respect to Qualified Plans is not substantially dissimilar from each portfolio's current and anticipated use, in that Qualified Plans, like VLI Accounts, are generally long-term investors.

27.   Applicants assert that permitting an Insurance Fund to sell Shares to its Adviser (for the purpose of obtaining seed capital) or to the General Account of a Participating Insurance Company will enhance management of the Insurance Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

28.   Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers' lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurers as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of a portfolio as a common investment vehicle for VLI Accounts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to VLI Contract owners by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

29.   Applicants state that Participating Insurance Companies will benefit not only from the investment expertise of the Adviser, but also from the potential cost efficiencies and

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investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by a portfolio, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new portfolios more feasible. Therefore, making the portfolios available for mixed and shared funding will encourage more insurance companies to offer VLI Accounts. This should result in increased competition with respect to both VLI Account design and pricing, which can in turn be expected to result in more product variety.

30.   Applicants also submit that, regardless of the type of shareholder in a portfolio, the Adviser is or would be contractually and otherwise obligated to manage the portfolio solely and exclusively in accordance with that portfolio's investment objectives, policies and restrictions, as well as any guidelines established by the Board.

31.   Applicants assert that sales of Shares as described above will not have any adverse federal income tax consequences to other investors in the portfolios.

32.   In addition, Applicants assert that granting the exemptions requested in the application is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the Act or Rules 6e-2 or 6e-3(T) thereunder.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following conditions, which shall apply to each Insurance Fund:

1.   A majority of the Board will consist of persons who are not "interested persons" of an Insurance Fund, as defined by Section 2(a)(19) of the Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by

reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application or by future rule.

2.   The Board will monitor an Insurance Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Qualified Plans investing in the Insurance Fund, and determine what action, if any should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of an Insurance Fund are being managed; (e) a difference in voting instructions given by VA Contracts owners, VLI Contact owners, and Qualified Plans or Qualified Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

3.   Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a portfolio of an Insurance Fund), an adviser and its affiliates, and any Qualified Plan that executes a Participation Agreement upon becoming an

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owner of 10 percent or more of the assets of a portfolio (collectively, "Participants") will report

any potential or existing conflicts to the Board. Each Participant will be responsible for assisting

the Board in carrying out the Board's responsibilities under these conditions by providing the

Board with all information reasonably necessary for the Board to consider any issues raised. This

responsibility includes, but is not limited to, an obligation by each Participating Insurance

Company to inform the Board whenever variable Contract owner voting instructions are

disregarded, and, if pass-through voting is applicable, an obligation by each Trustee for a

Qualified Plan to inform the Board whenever it has determined to disregard Qualified Plan

participant voting instructions. The responsibility to report such information and conflicts, and to

assist the Board, will be a contractual obligation of all Participating Insurance Companies under

their Participation Agreement with the relevant Insurance Fund, and these responsibilities will be

carried out with a view only to the interests of the Variable Contract owners. The responsibility

to report such information and conflicts, and to assist the Board, also will be contractual

obligations of all Qualified Plans under their Participation Agreement with the relevant Insurance

Fund, and such agreements will provide that these responsibilities will be carried out with a view

only to the interests of Qualified Plan participants.

4.   If it is determined by a majority of the Board, or a majority of the disinterested

trustees of such Board, that a material irreconcilable conflict exists, then the relevant Participant

will, at its expense and to the extent reasonably practicable (as determined by a majority of the

disinterested trustees), take whatever steps are necessary to remedy or eliminate the material

irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of

their VLI Accounts or VA Accounts from the relevant portfolio and reinvesting such assets in a

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different investment vehicle including another portfolio, (b) in the case of a Participating

Insurance Company, submitting the question as to whether such segregation should be

implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating

the assets of any appropriate group (i.e., VA Contract owners or VLI Contract owners of one or

more Participating Insurance Companies) that votes in favor of such segregation, or offering to

the affected Contract owners the option of making such a change; (c) withdrawing the assets

allocable to some or all of the Qualified Plans or Separate Accounts from the affected portfolio

or Participating Insurance Company and reinvesting them in a different investment medium and

(d) establishing a new registered management investment company or managed separate account.

If a material irreconcilable conflict arises because of a decision by a Participating Insurance

Company to disregard Variable Contract owner voting instructions, and that decision represents

a minority position or would preclude a majority vote, then the Participating Insurance Company

may be required, at the election of the Insurance Fund, to withdraw such Participating Insurance

Company's VLI Account and VA Account investments in a portfolio, and no charge or penalty

will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because

of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if

applicable, and that decision represents a minority position or would preclude a majority vote,

the Qualified Plan may be required, at the election of the Insurance Fund, to withdraw its

investment in the portfolio, and no charge or penalty will be imposed as a result of such

withdrawal. The responsibility to take remedial action in the event of a Board determination of a

material irreconcilable conflict and to bear the cost of such remedial action will be a contractual

obligation of all Participants under their Participation Agreement with an Insurance Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Qualified Plan participants.

For purposes of this Condition 4, a majority of the disinterested trustees of the Board will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will an Insurance Fund or its Adviser, as relevant, be required to establish a new funding vehicle for any Variable Contract or Qualified Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Qualified Plan will be required by this Condition 4 to establish a new funding vehicle for the Qualified Plan if: (a) a majority of the Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Qualified Plan, the Qualified Plan trustee makes such decision without a Qualified Plan participant vote.

5. The determination by the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6. Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as required by the Act as interpreted by the Commission. However, as to Variable Contracts issued through VLI Accounts or VA Accounts, not registered as investment companies under the Act, pass-through voting privileges will be extended to Variable Contract owners to the extent granted by the Participating Insurance Company.

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Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each portfolio held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that their VLI Accounts and VA Accounts investing in the relevant portfolio calculate voting privileges in a manner consistent with all other participants.

The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with an Insurance Fund. Each Participating Insurance Company will vote Shares held in its VLI Accounts or VA Accounts for which it has not received timely voting instructions, as well as Shares held in its General Account or otherwise attributed to it, in the same proportion as those shares for which it has received voting instructions. Each Qualified Plan will vote as required by applicable law, governing Qualified Plan documents and as provided in this application.

7. As long as the Act requires pass-through voting privileges to be provided to Variable Contract owners or the Commission interprets the Act to require the same, an Adviser or any General Account will vote their respective Shares in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that the Adviser or General Account will vote its shares in such other manner as may be required by the Commission or its staff.

8. Each Insurance Fund will comply with all provisions of the Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares) and, in particular, an Insurance Fund will either provide for annual meetings (except to

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the extent that the Commission may interpret Section 16 of the Act not to require such meetings) or comply with Section 16(c) of the Act (although each Insurance Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each Insurance Fund will act in accordance with the Commission's interpretations of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate thereto.

9.   An Insurance Fund will make available Shares under a Variable Contract and/or Qualified Plan at or about the time it accepts any seed capital from the Adviser or from a General Account of a Participating Insurance Company.

10.   Each Insurance Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Qualified Plan documents. Each Insurance Fund will disclose, in its prospectus that: (a) Shares may be offered to VLI Accounts and VA Accounts funding both VA Contracts and VLI Contracts and, if applicable, to Qualified Plans; (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in an Insurance Fund and the interests of Qualified Plans investing in an Insurance Fund, if applicable, may conflict; and (c) the Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.   If and to the extent that Rule 6e-2 and Rule 6e-3(T) under the Act are amended, or proposed Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of

the Act, or the rules promulgated thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then an Insurance Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12.   Each Participant, at least annually, shall submit to the Board, on behalf of an Insurance Fund, such reports, materials or data as the Board reasonably may request so that the trustees may fully carry out the obligations imposed upon the Board by the conditions contained in this Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their Participation Agreement with an Insurance Fund.

13.   All reports of potential or existing conflicts received by the Board, on behalf of an Insurance Fund, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14.   Each Insurance Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Qualified Plan an owner of 10 percent or more of the assets of a portfolio unless the Qualified Plan executes an agreement with an Insurance Fund governing participation in the portfolio that includes the conditions set forth in the Application to the extent

applicable. A Qualified Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

<u>Conclusion</u>:

Applicants submit, for all the reasons explained above, that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary